Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statements No. 333-267488, No. 333- 193034 and No. 333-249717 on Form S-8 of our report dated March 15, 2021, with respect to the consolidated financial statements of Silicom Ltd. and its subsidiaries.

/s/ Somekh Chaikin
Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

March 20, 2023